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                          May 17, 2021

       Nicole Fernandez-McGovern
       Chief Financial Officer
       AgEagle Aerial Systems Inc.
       8833 E. 34th Street North
       Wichita Kansas 67226

                                                        Re: AgEagle Aerial
Systems Inc.
                                                            Registration Form
on S-3
                                                            Filed May 10, 2021
                                                            File No. 333-255940

       Dear Ms. Fernandez-McGovern:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Andi
Carpenter at 202-551-3645 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing